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WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

May 15, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Jay Williamson

Re:	Goldman Sachs BDC, Inc.
Preliminary Proxy Statement

File Number: 814-00998

Ladies and Gentlemen:

On behalf of Goldman Sachs BDC, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Preliminary Proxy Statement on Schedule 14A for its annual meeting of stockholders to be held on June 15, 2018 (the “Preliminary Proxy Statement”) in a telephone conversation on May 9, 2018 between Jay Williamson of the Staff and William J. Tuttle and Erin M. Lett of Dechert LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Preliminary Proxy Statement.

1.	We note that the Company has characterized Proposal 3 as “approv[al of] the application of the reduced asset coverage requirements in Section 61(a)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”), to the Company.” The proposal should clearly describe the action that Stockholders are being asked to consider. Please revise the description of Proposal 3 throughout the proxy statement to note that such approval would allow the Company to double the amount of leverage that the Company is permitted to incur by reducing the asset coverage requirement from 200% to 150%.

Response:

The Company will revise the description of Proposal 3 throughout the proxy statement as follows:

“to approve the application of the reduced asset coverage requirements in Section 61(a)(2) of the Investment Company Act of 1940, as amended, to the Company, which would permit the Company to double the maximum amount of leverage that it is permitted to incur by reducing the asset coverage requirement applicable to the Company from 200% to 150%.”

United States Securities and Exchange Commission May 15, 2018 Page 2

2.	Please add disclosure regarding what the Company intends to do if Proposal 3 is not approved by Stockholders.

Response:

As requested, the Company will add disclosure stating that “If Proposal 3 is not approved by Stockholders, the Company will continue to operate within the 200% asset coverage requirement until (1) such time as it receives Stockholder approval of a similar proposal at a future meeting or (2) one year after the Board approves application of the modified asset coverage requirements to the Company. Until such time, the Company would continue to operate in accordance with its current investment strategy.”

3.	We note that the Preliminary Proxy Statement includes a statement that the Company may seek “investments with lower absolute, but higher risk-adjusted, returns.” Please clarify the meaning of this statement.

Response:

As requested, the Company will revise its disclosure to replace “investments with lower absolute, but higher risk-adjusted, returns” with “lower risk, lower yielding loans.”

4.	We note that Article 7 of the Senior Secured Revolving Credit Agreement, as amended to date (the “Credit Agreement”), among the Company, the lenders party thereto and SunTrust Bank, as administrative agent and as collateral agent, provides that it is an event of default if the Company is no longer managed by GSAM or an affiliate thereof. The Credit Agreement further provides that upon an event of default, all amounts outstanding under the Credit Agreement can be accelerated and declared immediately due and payable. Please explain briefly the background of this provision, including who requested and negotiated the provision, why the Company agreed to the provision and how the parties involved consider the provision appropriate under the 1940 Act.

Response:

The Company respectfully submits that lenders to business development companies routinely require that any change in a business development company’s investment adviser be an event of default (and, in some instances, may also require events of default based upon the absence of continued service to the business development company by certain specified individuals). The Company believes this is the result of business development companies primarily investing in assets with limited liquidity that routinely require significant underwriting experience and ongoing monitoring. Any change in the business development company’s investment adviser could result in a management team with different levels of experience in underwriting and ongoing monitoring and/or may have a different investment philosophy or strategy than the predecessor. As a result, the lenders need the ability to accelerate repayment of their debt so as to not have credit exposure to an investment adviser that was not part of the underwriting process undertaken by the lenders before entry into the credit facility.

United States Securities and Exchange Commission May 15, 2018 Page 3

The Company respectfully submits that, consistent with market practice, the administrative agent under the Credit Agreement included in its initial draft of the Credit Agreement an event of default predicated on the failure of GSAM or an affiliate thereof to continue to serve as investment adviser. This event of default was not included at the request of the Company or GSAM and was intended principally to provide the lenders with sufficient remedies, not to serve as a deterrent to any change of the Company’s investment adviser. Due to general market conditions at the time of entry into the Credit Agreement, the Company viewed the lenders as unlikely to be willing to dispense of this routine event of default on pricing terms that would be reasonable, or at all. As a result, the Company focused its negotiation of terms on other provisions, such as advance rates, that would allow the Company sufficient flexibility to implement its current investment strategy.

The Company respectfully submits that inclusion of this provision in the Credit Agreement is not in conflict or inconsistent with any provision of the 1940 Act and the rules and regulations thereunder.

5.	The hypotheticals on pages 23 through 25 of the Preliminary Proxy Statement illustrating the effect of incurring additional indebtedness on returns to stockholders and on the Company’s annual expenses both assume that the interest rate remains consistent with current levels. However, on pages 22 through 23 of the Preliminary Proxy Statement, the disclosure notes the need to renegotiate the Credit Agreement in order to incur additional indebtedness beyond that allowed by the current 200% asset coverage requirement. Given the proposed increase in leverage and interest rates generally, please explain why the assumption is reasonable and consistent with expectations.

Response:

The Company has not yet begun negotiations with its lenders in connection with any amendment to the Credit Agreement to allow for borrowings at a 150% asset coverage requirement and as such does not yet have an indication of what effect, if any, such an amendment might have on the interest rate on borrowings under the Credit Agreement. To posit an indicative interest rate would be speculative at this juncture and potentially misleading to investors. As a result, in the absence of more accurate pricing information, the Company believes that assuming that interest rates remain at current levels is the proper assumption to be used in such hypotheticals.

The Company further notes that borrowings under the Credit Agreement bear interest at a floating rate based on the London InterBank Offered Rate and thus the assumed interest rate already reflects recent interest rate increases through March 31, 2018.

United States Securities and Exchange Commission May 15, 2018 Page 4

6.	We note that the Preliminary Proxy Statement includes a statement that the “application of the lower base management fee rate during fiscal year 2017 and during the first quarter of 2018 would have resulted in a reduction of management and incentive expenses payable by the Company of approximately $4.76 million, or $0.12 per share, and approximately $1.28 million, or $0.03 per share, respectively.” Please contrast this decrease against any additional fees that could be earned on the higher potential gross asset base or explain why such statement is not misleading.

Response:

The Company respectfully submits that the above-referenced statement from the Preliminary Proxy Statement provides information with respect to historical financial statements and does not assume any additional leverage is incurred or provide any forward-looking information.

The Company has clarified that the reduction of base management fees would have been partially offset by an increase in overall incentive fees payable by the Company. Accordingly and in order to avoid confusion on the part of Stockholders, the Company will revise its disclosure to state:

The Board noted that application of the lower base management fee rate during fiscal year 2017 and during the first quarter of 2018 would have resulted in a reduction of management fees and an increase of incentive fees payable by the Company with a net impact in savings to stockholders of approximately $4.76 million, or $0.12 per share, and approximately $1.28 million, or $0.03 per share, respectively, resulting in a meaningful increase in net investment income and stockholder return on equity. As a result of the expected reduction of the base management fees, in the event that Proposal 3 is approved by the Stockholders, aggregate fees payable to GSAM under the Investment Management Agreement may decrease, increase or remain unchanged depending on the amount of additional leverage incurred, irrespective of the return on the incremental assets.

The Company further submits that the last sentence above states that aggregate fees payable to GSAM under the Investment Management Agreement may increase depending on the amount of leverage incurred by the Company.

* * * * * * * * * *

United States Securities and Exchange Commission May 15, 2018 Page 5

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle
William J. Tuttle

cc:	Joseph McClain, Goldman Sachs BDC, Inc.

Geoffrey R.T. Kenyon, Dechert LLP

Thomas J. Friedmann, Dechert LLP